

September 27, 2022

Matthew Nicosia
Chief Executive Officer and Director
Vivakor, Inc.
4101 North Thanksgiving Way
Lehi, UT 84043

>   **Re: Vivakor, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed September 15, 2022**
>   **File No. 333-267444**

Dear Mr. Nicosia:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Scott Linsky, Esq.